[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 16, 2015

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	Hubbell Incorporated

Amendment No. 1 to Registration Statement on Form S-4

Filed October 21, 2015

File No. 333-206898

Schedule 13E-3

Filed October 21, 2015

File No. 005-17643

Dear Ms. Ravitz:

On behalf of our client, Hubbell Incorporated (“Hubbell” or the “Company”), we are providing Hubbell’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated November 6, 2015 (the “Comment Letter”) regarding the above-captioned Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1 to the Registration Statement”) and the above captioned Schedule 13E-3 (the “Schedule 13E-3”), each filed by Hubbell on October 21, 2015.

Concurrently with this letter, Hubbell is filing via the EDGAR system amendments to the Registration Statement (“Amendment No. 2 to the Registration Statement”) and the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”). Supplementally, Hubbell is delivering to the Staff (i) five copies of a version of Amendment No. 2 to the Registration Statement that have been marked by the financial printers to show the changes since the filing of the Amendment No. 1 to the Registration Statement on October 21, 2015 and (ii) five copies of a version of Amendment No. 1 to the Schedule 13E-3 that have been marked by the financial printers to show the changes since the filing of the Schedule 13E-3 on October 21, 2015. Each of the pages referenced in the responses below corresponds to the page numbers in the clean versions of Amendment No. 2 of the Registration Statement or Amendment No. 1 Schedule 13E-3, as the context requires. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2 of the Registration Statement.

United States Securities and Exchange Commission

November 16, 2015

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

General

1.	We note your response to our prior comment 2. Please provide additional analysis of the Bessemer Trust’s status as a filing person that addresses the Trust’s apparent significant role in negotiating and forming the terms of the transaction.

Response: The Company respectfully advises the Staff that, for the reasons described in the Company’s response letter, dated October 21, 2015 (“Response Letter No. 1”), and for the reasons discussed in this response, the Company and Bessemer Trust Company, N.A. (the “Trustee” or “Bessemer”) do not consider Bessemer or the Trusts to be affiliates of the Company. The fact of Bessemer’s participation in negotiations with respect to the Reclassification may be one factor to be considered, together with the other factors discussed in Response Letter No. 1, in determining whether the Trustee and the Trusts should be considered affiliates of the Company, but is not sufficient, in and of itself, to make Bessemer and the Trusts affiliates of the Company for purposes of Rule 13e-3. Bessemer did have a significant role in negotiating the terms of the Reclassification, but Bessemer did not have the ability to control the Company’s negotiation or acceptance of the terms set forth in the Reclassification Agreement. Bessemer interacted with the Company on an arm’s-length basis at all times. By not having the means to exercise—let alone actually exercising—control, Bessemer’s involvement as a negotiating party alone is not sufficient to establish it as an “affiliate” of the Company and, therefore, a filing person for purposes of the Schedule 13E-3. In this regard, Bessemer should be viewed as no different from any other third party counterparty that zealously negotiates on its own behalf at arm’s-length. The Company and the Trustee are aware of the Staff’s position that arm’s-length negotiations, alone, are not sufficient to establish that a person is not an affiliate for purposes of Schedule 13E-3. Nor, however, should participation in negotiations cause the Trustee or the Trusts to be considered affiliates for purposes of Schedule 13E-3.

As disclosed on page 15 of Amendment No. 2 to the Registration Statement, as part of the Company’s Board of Director’s ongoing evaluation and oversight of the Company and its businesses and the exercise of its fiduciary duties to shareholders, the Board of Directors has over the past several years periodically reviewed the Company’s equity capital structure and considered whether the dual-class structure of the Company’s common equity remains in the best interests of the Company and its shareholders. This review was undertaken well before Bessemer was appointed as a trustee of the Trusts. Bessemer’s appointment as trustee and public disclosure in June 2014 that it was, in accordance with its obligations and duties as trustee, evaluating the investments of the Trusts, including its stake in the Class A Common Stock, presented the Company with a unique opportunity to pursue a reclassification transaction—a solution that other companies have used to streamline dual-class capital structures.

United States Securities and Exchange Commission

November 16, 2015

From the first substantive meeting with representatives of Bessemer on May 14, 2015, at which each of Bessemer and the Company was represented by outside counsel and a financial advisor, the Company made it abundantly clear that it would only consider possible options in light of the best interests of the Company and its shareholders generally. Over the course of the negotiations with respect to the terms of the Reclassification, which began in earnest at the June 11, 2015 meeting between representatives of the Trustee and representatives of the Company, the Company extracted significant concessions from Bessemer, both as to value sought by Bessemer in the transaction and the other terms set forth in the Reclassification Agreement. The rigorous and lengthy negotiations between Bessemer and the Company and their respective representatives are described in detail in Amendment No. 2 to the Registration Statement, under the heading “Background of the Reclassification,” and illustrate not only that Bessemer and the Company negotiated at arm’s-length, but also the extent of the concessions that the Company obtained.

Taking Bessemer’s role in negotiating the terms of the Reclassification together with the other factors discussed in Response Letter No. 1, including the background of Bessemer’s involvement with the Trusts, its status as an independent multifamily office, Bessemer’s complete lack of representation among the Company’s management or Board of Directors and the corporate governance considerations discussed therein, the Company and Bessemer do not consider Bessemer or the Trusts to be affiliates of the Company for purposes of Rule 13e-3.

Schedule 13E-3

Item 13. Financial Statements, page 7

2.	It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise us of your basis for not disclosing this financial information. We note the disclosure on pages 27 and 33 of your Form S-4 regarding Morgan Stanley’s review of the pro forma impact of the proposed Reclassification on the capitalization, ownership and credit position of the Company.

Response: In response to the Staff’s comment, the Company has added the disclosure on pages 56 to 59, to include certain pro forma financial information required by Item 13 of Schedule 13E-3 and Item 1010(b) of Regulation M-A, including an unaudited pro forma consolidated balance sheet of the Company as of September 30, 2015, a pro forma statement of income for the nine months ended September 30, 2015 and pro forma book value per share of the Company.

The Company respectfully notes that Item 13 of Schedule 13E-E requires pro forma financial information only if material and, as a result, the Company has not provided a pro forma statement of income for the year ended December 31, 2014. Rule 11-02(b)(6) of

United States Securities and Exchange Commission

November 16, 2015

Regulation S-X provides that pro forma adjustments related to the pro forma condensed income statement include effects of events that are “directly attributable to the transaction” and “expected to have a continuing impact on the registrant.” The Reclassification, which effects a change in the capital structure of the Company, does not otherwise impact the business operations of the Company or result in any other material impact on the Company’s income statement. The Reclassification, in and of itself, will not change the number of shares of common stock of the Company and it is not expected to have a material impact on the Company’s income, earnings per share or ratio of earnings to fixed charges. For these reasons, the Company does not believe that pro forma income statement information for the year ended December 31, 2014 giving effect to the proposed Reclassification is material to its shareholders. Pro forma statement of income information has been provided for the nine months ended September 30, 2015, because the $7.4 million of one-time costs related to the Reclassification incurred in the three months ended September 30, 2015 are non-recurring and, therefore, a pro forma adjustment has been made to remove the impact of those one-time costs on the Company’s income statement.

Morgan Stanley did perform certain scenario analyses, which it characterized as “pro forma” information, in connection with its fairness opinion. That review, however, focused on the impact of the stock repurchase program announced by the Company in connection with the announcement of the Reclassification and was not an accounting analysis of the pro forma impact of the Reclassification. That stock repurchase program is not contingent on the completion of the Reclassification and is not the subject of the related shareholder vote. The Company, therefore, does not believe that the stock repurchase program should be considered an integrated transaction with the Reclassification for purposes of determining whether the Reclassification has material pro forma impact on the financial statements of the Company. The Company has revised the disclosure on pages 31 and 32 to clarify that the analyses performed by Morgan Stanley were not pro forma accounting analyses.

Form S-4

Reasons for the Reclassification, page 8

3.	Please balance your disclosure in this section to include the material factors identified in the bullet points beginning at the bottom of page 21.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Pages 8 and 9 to include a discussion of the material factors identified in the bullets beginning on page 23.

4.	You state that the ad hoc committee was tasked with reviewing and considering a potential transaction with respect to your common stock and that it considered various alternatives. Please describe these other alternatives and discuss why they were not selected. Refer to Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16.

United States Securities and Exchange Commission

November 16, 2015

5.	Refer to the final paragraph on page 16. Explain how you determined to propose a transaction that would result in a 12.6% premium to the then current Class B trading price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17.

Special Factors, page 14

6.	We note the disclosure on the top of page 24 that the Company prepared financial forecasts that are related to the Reclassification. Please revise the registration statement to disclose all forecasts provided to each financial advisor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 through 49 to disclose the projected financial information that was provided to the Company’s financial advisors.

Background of the Transaction, page 15

7.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M- A. Please revise the disclosure to provide such descriptions for Morgan Stanley’s July 26 and August 6, 2015 presentations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 through 36.

Reasons for the Reclassification; Fairness of the Reclassification, page 20

8.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clauses (i), (iii), (iv), (v) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) or (d) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board believes the Reclassification is procedurally fair in the absence of such safeguards.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 to include the disclosures required by Item 1014(c) and (d) of Regulation M-A and an explanation of why the Board of Directors believes the Reclassification is procedurally

United States Securities and Exchange Commission

November 16, 2015

fair in the absence of such safeguards. The Company has also revised the disclosures on page 24 to include discussion of the factor described in clause (i) of Instruction 2 to Item 1014 and an explanation of why the factors described in clauses (iii), (iv), (v) and (viii) are not relevant.

Opinion of Centerview Partners LLC, page 31

9.	Revise to include the information from pages 12 and 15 of Exhibit 99(C)(8) to the Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 to include a description of the information set forth on page 12 of Exhibit 99(C)(8) to the Schedule 13E-3.

The Company has also revised the disclosure on page 46 to include a description of the information set forth on page 15 of Exhibit 99(C)(8) to the Schedule 13E-3, although Centerview has informed the Company that this information was not a material component of its fairness analysis.

Analysis of Trading Activity, page 35

10.	Explain why the details of the differences were not material to Centerview’s analysis. Address the apparent significant range of spreads between high and low in the reference companies.

Response: The details of the differences in voting rights were not material to Centerview’s analysis as Centerview, consistent with the customary approach for fairness analysis and the analysis conducted in certain relevant precedent transactions examined by Centerview, focused primarily on comparing the trading activity and liquidity of the high vote stock to the low vote stock of the reference companies and analyzing whether these different classes of stock traded on economic parity with, or at a discount to, each other, rather than comparing the differences in voting characteristics of the high vote stock and the low vote stock for any particular reference company. Centerview’s analysis of the relative trading activity and liquidity of the high vote stock for the reference group companies versus the relative trading liquidity of the low vote stock is provided on page 41.

The discount or premium to which the high vote stock trades relative to the low vote stock for any given reference company is a situational and company-specific analysis. The purpose of Centerview’s analysis was not to determine why each reference company’s high vote stock and low vote stock traded at a premium or a discount relative to each other. Rather, Centerview determined the premium or discount of each reference company’s shares and then controlled for any situational and company-specific factors by, first, using an average of the premium or discount across all nine reference companies, and, secondly, calculating such average over the five different periods of time described on page 41. Although the observation and calculation of these averages were not an important

United States Securities and Exchange Commission

November 16, 2015

component of Centerview’s analysis or opinion, the average discount to which the high vote stock of the reference companies traded to their low vote stock, particularly over a longer time horizon was relatively consistent with the discount to which the Class A Common Stock traded to the Class B Common Stock when averaged over such time horizon, as evidenced by the 2 and 3 Year Trailing Averages.

Implied Share Price Premiums, page 36

11.	It appears that you have excluded a significant portion of the analysis performed by Centerview, contained on page 6 of Exhibit 99(C)(8) to the Schedule 13E-3. Please revise to include this information or tell us why it is not material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 to include a description of the remaining information from page 6 of Exhibit 99(C)(8) to the Schedule 13E-3.

Certain Effects of the Reclassification, page 40

12.	Item 1013(d) of Regulation M-A requires the Company to address the impact of the Reclassification on affiliated and unaffiliated security holders. Please revise the disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50.

Selected Historical Financial Data, page 44

13.	Based on the disclosure on page 44, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M- A, if applicable.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered

United States Securities and Exchange Commission

November 16, 2015

debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 to include the information required by Items 1010(c)(4) and (c)(5) of Regulation M-A.

Cautionary Statement Regarding Forward-Looking Statements, page 49

14.	We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference.

Response: The Company has revised the disclosure on page 64 in response to the Staff’s comment, to remove the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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United States Securities and Exchange Commission

November 16, 2015

Please feel free to contact Joshua R. Cammaker ((212) 403-1331; JRCammaker@wlrk.com) or John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	An-Ping Hsieh, Hubbell Incorporated

John L. Robinson, Wachtell, Lipton, Rosen & Katz

Encl.